UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2014

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800 - 200 Burrard St.

Vancouver, British Columbia

Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

www.methanex.com

For immediate release

June 25, 2014

METHANEX ANNOUNCES TEMPORARY INTERRUPTION OF ITS EGYPT OPERATIONS

VANCOUVER, BRITISH COLUMBIA—(Marketwired – June 25, 2014) - Methanex Corporation (TSX:MX)(NASDAQ:MEOH) announced that its joint venture operation, Egyptian Methanex Methanol Company S.A.E. (EMethanex), has been idled temporarily due to gas availability. Methanex has been advised by its gas supplier, which is a shareholder in EMethanex, that it will likely not be able to resume gas deliveries before the end of July 2014 due to the priority allocation of available natural gas to meet peak summer electricity demand.

The Egypt plant was temporarily idled on June 12, 2014. It had been anticipated that the plant would resume operations shortly thereafter. However, due to ongoing gas constraints related primarily to increased seasonal electricity demand, the outage has extended. Methanex is working with its gas supplier and other stakeholders to minimize the impact of the shutdown.

Methanex is the operator and majority shareholder of EMethanex with 50% ownership. The EMethanex plant, which can produce 1.3 million tonnes of methanol per year, is located in Damietta, Egypt on the Mediterranean Sea.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING

This press release contains forward-looking statements with respect to us and our industry. Statements that include the word “may” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, any statements regarding the expected length of the shutdown and timing of a restart of our Egyptian plant is a forward-looking statement.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	Availability in the future of gas supply in Egypt, and

•	Enforcement of contractual arrangements and ability to perform contractual obligations by the natural gas supplier to our Egyptian plant.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation those risks described in our 2013 Management’s Discussion and Analysis and our First Quarter 2014 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

-end-

Inquiries:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600 or Toll Free: 1 800 661 8851

www.methanex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: June 25, 2014	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	Vice President, Legal Assistant General Counsel & Corporate Secretary